UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Nicholas Financial, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

65373J 209

(CUSIP Number)

Peter L. Vosotas

PO Box 16057

Clearwater, FL 33766

727-420-1053

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 1996

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	The reporting person filing this Schedule 13G inadvertently failed to file the reports when originally due, but made this filing when this was discovered.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65373J209	Page 1 of 9

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Peter L. Vosotas
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 1,060,649
	6.	Shared voting power 4,432
	7.	Sole dispositive power 1,060,649
	8.	Shared dispositive power 4,432
9.	Aggregate amount beneficially owned by each reporting person 1,065,081
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 8.6%
12.	Type of reporting person (see instructions) IN

CUSIP No. 65373J209	Page 2 of 9

Item 1.	Issuer

(a)	Issue: Nicholas Financial, Inc.

(b)	Issuer’s Address: 2454 McMullen Booth Road, Building C, Clearwater, Florida 33759.

Item 2.	Identity and Background

(a)	Name: Peter L. Vosotas.

(b)	Address: PO Box 16057, Clearwater, Florida 33766

(c)	Citizenship: USA.

(d)	Class of Security: Common Stock.

(e)	CUSIP: 65373J209.

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4.	Ownership

Stated as of December 31, 1996

(a) Amount Beneficially Owned: Of the 3,333,500 shares being reported pursuant to this Schedule 13G, as held on December 31, 1996: (i) 2,233,500 shares were held directly and (ii) 1,100,000 shares subject to options and warrants exercisable within 60 days of end of the calendar year.

(b) Percent of Class: 47.7%, based on 5,885,739 outstanding shares reported on the most recently filed Form 10-Q for the quarter ending September 30, 1996 and 1,100,000 shares subject to options and warrants exercisable within 50 days of the calendar year end.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 3,333,500.

(ii)	Shared power to vote or to direct the vote: 0.

(iii)	Sole power to dispose or to direct the disposition of: 3,333,500.

(iv)	Shared power to dispose or to direct the disposition of: 0.

Stated as of December 31, 1997

(a) Amount Beneficially Owned: 1,111,167 shares being reported pursuant to this Schedule 13G, as held on December 31, 1997: (i) 744,500 shares were held directly, and (ii) 366,667 shares subject to options and warrants exercisable within 60 days of end of the calendar year. Note: A one-for-three reverse stock split occurred in September 1997.

(b) Percent of Class: 47.1%, based on 2,354,346 outstanding shares reported on the most recently filed Form 10-Q for the quarter ending September 30, 1997.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,111,167.

(ii)	Shared power to vote or to direct the vote: 0.

(iii)	Sole power to dispose or to direct the disposition of: 1,111,167.

(iv)	Shared power to dispose or to direct the disposition of: 0.

CUSIP No. 65373J209	Page 3 of 9

Stated as of December 31, 1998

(a) Amount Beneficially Owned: 1,111,498 shares being reported pursuant to this Schedule 13G, as held on December 31, 1998.

(b) Percent of Class: 47.2%, based on 2,357,013 outstanding shares reported on the most recently filed Form 10-Q for the quarter ending September 30, 1998.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,111,498.

(ii)	Shared power to vote or to direct the vote: 0.

(iii)	Sole power to dispose or to direct the disposition of: 1,111,498.

(iv)	Shared power to dispose or to direct the disposition of: 0.

Stated as of December 31, 1999

(a) Amount Beneficially Owned: Of the 770,902 shares being reported pursuant to this Schedule 13G, as held on December 31, 1999: (i) 754,235 shares were held directly and (ii) 16,667 shares subject to options exercisable within 60 days of the calendar year end.

(b) Percent of Class: 32.6%, based on 2,351,608 outstanding shares reported on the most recently filed Form 10-Q for the quarter ending September 30, 1999 and 16,667 shares subject to options exercisable within 60 days of the calendar year end.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 770,902.

(ii)	Shared power to vote or to direct the vote: 0.

(iii)	Sole power to dispose or to direct the disposition of: 770,902.

(iv)	Shared power to dispose or to direct the disposition of: 0.

Stated as of December 31, 2000

(a) Amount Beneficially Owned: Of the 1,099,836 shares being reported pursuant to this Schedule 13G, as held on December 31, 2000: (i) 733,169 shares were held directly; and (ii) 366,667 shares subject to options and warrants exercisable within 60 days of the calendar year end.

(b) Percent of Class: 46.3%, based on 2,343,008 outstanding shares reported on the most recently filed Form 10-Q for the quarter ending September 30, 2000 and 33,334 shares subject to options exercisable within 60 days of the calendar year end.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,099,836.

(ii)	Shared power to vote or to direct the vote: 0.

(iii)	Sole power to dispose or to direct the disposition of: 1,099,836.

(iv)	Shared power to dispose or to direct the disposition of: 0.

Stated as of December 31, 2001

(a) Amount Beneficially Owned: Of the 1,585,804 shares being reported pursuant to this Schedule 13G, as held on December 31, 2001: (i) 1,585,804 shares were held directly; (ii) 1,379,966 shares are held in the Vosotas Family Trust, over which the Reporting Person has sole voting power and sole dispositive power; (iii) 166,666 shares subject to options exercisable within 60 days of the calendar year end; and (iv) 666 shares are held by the Reporting Person’s spouse, over which the Reporting Person had shared voting and dispositive power. Note: A two-for-one stock split occurred on September 10, 2001.

(b) Percent of Class: 30.8%, based on 4,980,560 outstanding shares reported on the most recently filed Form 10-Q for the quarter ending September 30, 2001 and 166,666 shares subject to options exercisable within 60 days of the calendar year end.

CUSIP No. 65373J209	Page 4 of 9

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,585,142.

(ii)	Shared power to vote or to direct the vote: 666.

(iii)	Sole power to dispose or to direct the disposition of: 1,585,142.

(iv)	Shared power to dispose or to direct the disposition of: 666.

Stated as of December 31, 2002

(a) Amount Beneficially Owned: Of the 1,593,572 shares being reported pursuant to this Schedule 13G, as held on December 31, 2002: (i) 88,506 shares were held directly; (ii) 1,371,066 shares are held in the Vosotas Family Trust, over which the Reporting Person has sole voting power and sole dispositive power; (iii) 133,334 shares are subject to options exercisable within 60 days of the calendar year end; and (iv) 666 shares are held by the Reporting Person’s spouse, over which the Reporting Person had shared voting and dispositive power.

(b) Percent of Class: 31%, based on 5,002,021 outstanding shares reported on the most recently filed Form 10-Q for the quarter ending September 30, 2002 and 133,334 shares subject to options exercisable within 60 days of the calendar year end.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,592,806.

(ii)	Shared power to vote or to direct the vote: 666.

(iii)	Sole power to dispose or to direct the disposition of: 1,592,806.

(iv)	Shared power to dispose or to direct the disposition of: 666.

Stated as of December 31, 2003

(a) Amount Beneficially Owned: Of the 1,607,017 shares being reported pursuant to this Schedule 13G, as held on December 31, 2003: (i) 85,284 shares were held directly; (ii) 1,371,266 shares are held in the Vosotas Family Trust, over which the Reporting Person has sole voting power and sole dispositive power; (iii) 150,000 shares are subject to options exercisable within 60 days of the calendar year end; and (iv) 667 shares are held by the Reporting Person’s spouse, over which the Reporting Person had shared voting and dispositive power.

(b) Percent of Class: 30.8%, based on 5,061,088 outstanding shares reported on the most recently filed Form 10-Q for the quarter ending September 30, 2003 and 150,000 shares subject to options exercisable within 60 days of the calendar year end.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,606,350.

(ii)	Shared power to vote or to direct the vote: 667.

(iii)	Sole power to dispose or to direct the disposition of: 1,606,350.

(iv)	Shared power to dispose or to direct the disposition of: 667.

Stated as of December 31, 2004

(a) Amount Beneficially Owned: Of the 1,081,157 shares being reported pursuant to this Schedule 13G, as held on December 31, 2004: (i) 29,956 shares were held directly; (ii) 881,112 shares are held in the Vosotas Family Trust, over which the Reporting Person has sole voting power and sole dispositive power; (iii) 150,000 shares are subject to options exercisable within 60 days of the calendar year end; and (iv) 24,089 shares are held by the Reporting Person’s spouse, over which the Reporting Person had shared voting and dispositive power.

(b) Percent of Class: 16%, based on 6,499,688 outstanding shares reported on the most recently filed Form 10-Q for the quarter ending September 30, 2004 and 150,000 shares subject to options exercisable within 60 days of the calendar year end.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,057,068.

(ii)	Shared power to vote or to direct the vote: 24,089.

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(iii)	Sole power to dispose or to direct the disposition of: 1,057,068.

(iv)	Shared power to dispose or to direct the disposition of: 24,089.

Stated as of December 31, 2005

(a) Amount Beneficially Owned: Of the 1,614,236 shares being reported pursuant to this Schedule 13G, as held on December 31, 2005: (i) 31,434 shares were held directly; (ii) 1,321,668 shares are held in the Vosotas Family Trust, over which the Reporting Person has sole voting power and sole dispositive power; (iii) 225,000 shares are subject to options exercisable within 60 days of the calendar year end; and (iv) 36,134 shares are held by the Reporting Person’s spouse, over which the Reporting Person had shared voting and dispositive power. Note: A 3 for 2 stock split occurred on June 17, 2005

(b) Percent of Class: 16%, based on 9,872,031 outstanding shares reported on the most recently filed Form 10-Q for the quarter ending September 30, 2005 and 225,000 shares subject to options exercisable within 60 days of the calendar year end.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,578,102.

(ii)	Shared power to vote or to direct the vote: 36,134.

(iii)	Sole power to dispose or to direct the disposition of: 1,578,102.

(iv)	Shared power to dispose or to direct the disposition of: 36,134.

Stated as of December 31, 2006

(a) Amount Beneficially Owned: Of the 1,487,736 shares being reported pursuant to this Schedule 13G, as held on December 31, 2006: (i) 26,434 shares were held directly; (ii) 1,200,168 shares are held in the Vosotas Family Trust, over which the Reporting Person has sole voting power and sole dispositive power; (iii) 225,000 shares are subject to options exercisable within 60 days of the calendar year end; and (iv) 36,134 shares are held by the Reporting Person’s spouse, over which the Reporting Person had shared voting and dispositive power.

(b) Percent of Class: 14.6%, based on 9,931,481 outstanding shares reported on the most recently filed Form 10-Q for the quarter ending September 30, 2006 and 225,000 shares subject to options exercisable within 60 days of the calendar year end.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,451,602.

(ii)	Shared power to vote or to direct the vote: 36,134.

(iii)	Sole power to dispose or to direct the disposition of: 1,451,602.

(iv)	Shared power to dispose or to direct the disposition of: 36,134.

Stated as of December 31, 2007

(a) Amount Beneficially Owned: Of the 1,487,736 shares being reported pursuant to this Schedule 13G, as held on December 31, 2007: (i) 26,434 shares were held directly; (ii) 1,190,168 shares are held in the Vosotas Family Trust, over which the Reporting Person has sole voting power and sole dispositive power; (iii) 225,000 shares are subject to options exercisable within 60 days of the calendar year end; and (iv) 46,134 shares are held by the Reporting Person’s spouse, over which the Reporting Person had shared voting and dispositive power.

(b) Percent of Class: 14.5%, based on 10,045,781 outstanding shares reported on the most recently filed Form 10-Q for the quarter ending September 30, 2007 and 225,000 shares subject to options exercisable within 60 days of the calendar year end.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,441,602.

(ii)	Shared power to vote or to direct the vote: 46,134.

(iii)	Sole power to dispose or to direct the disposition of: 1,441,602.

(iv)	Shared power to dispose or to direct the disposition of: 46,134.

CUSIP No. 65373J209	Page 6 of 9

Stated as of December 31, 2008

(a) Amount Beneficially Owned: Of the 1,491,736 shares being reported pursuant to this Schedule 13G, as held on December 31, 2008: (i) 180,434 shares were held directly; (ii) 1,190,168 shares are held in the Vosotas Family Trust, over which the Reporting Person has sole voting power and sole dispositive power; (iii) 75,000 shares are subject to options exercisable within 60 days of the calendar year end; and (iv) 46,134 shares are held by the Reporting Person’s spouse, over which the Reporting Person had shared voting and dispositive power.

(b) Percent of Class: 14.4%, based on 10,313,831 outstanding shares reported on the most recently filed Form 10-Q for the quarter ending September 30, 2008 and 75,000 shares subject to options exercisable within 60 days of the calendar year end.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,445,602.

(ii)	Shared power to vote or to direct the vote: 46,134.

(iii)	Sole power to dispose or to direct the disposition of: 1,445,602.

(iv)	Shared power to dispose or to direct the disposition of: 46,134.

Stated as of December 31, 2009

(a) Amount Beneficially Owned: Of the 1,525,553 shares being reported pursuant to this Schedule 13G, as held on December 31, 2009: (i) 289,251 shares were held directly; (ii) 1,200,168 shares are held in the Vosotas Family Trust, over which the Reporting Person has sole voting power and sole dispositive power; and (iii) 36,134 shares are held by the Reporting Person’s spouse, over which the Reporting Person had shared voting and dispositive power

(b) Percent of Class: 13.2%, based on 11,553,114 outstanding shares reported on the most recently filed Form 10-Q for the quarter ending September 30, 2009.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,489,419.

(ii)	Shared power to vote or to direct the vote: 36,134.

(iii)	Sole power to dispose or to direct the disposition of: 1,489,419.

(iv)	Shared power to dispose or to direct the disposition of: 36,134.

Stated as of December 31, 2010

(a) Amount Beneficially Owned: Of the 1,751,458 shares being reported pursuant to this Schedule 13G, as held on December 31, 2010: (i) 375,276 shares were held directly; (ii) 1,307,685 shares are held in the Vosotas Family Trust, over which the Reporting Person has sole voting power and sole dispositive power; (iii) 43,750 shares are subject to options exercisable within 60 days of the calendar year end; and (iv) 24,747 shares are held by the Reporting Person’s spouse, over which the Reporting Person had shared voting and dispositive power.

(b) Percent of Class: 14.8%, based on 11,791,720 outstanding shares reported on the most recently filed Form 10-Q for the quarter ending September 30, 2010 and 43,750 shares subject to options exercisable within 60 days of the calendar year end.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,726,711.

(ii)	Shared power to vote or to direct the vote: 24,747.

(iii)	Sole power to dispose or to direct the disposition of: 1,726,711.

(iv)	Shared power to dispose or to direct the disposition of: 24,747.

Stated as of December 31, 2011

(a) Amount Beneficially Owned: Of the 1,782,405 shares being reported pursuant to this Schedule 13G, as held on December 31, 2011: (i) 375,276 shares were held directly; (ii) 1,303,085 shares are held in the Vosotas Family Trust, over which the Reporting Person has sole voting power and sole dispositive power; (iii) 82,500 shares are subject to options exercisable within 60 days of the calendar year end; and (iv) 21,544 shares are held by the Reporting Person’s spouse, over which the Reporting Person had shared voting and dispositive power.

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(b) Percent of Class: 14.8%, based on 11,965,582 outstanding shares reported on the most recently filed Form 10-Q for the quarter ending September 30, 2011 and 82,500 shares subject to options exercisable within 60 days of the calendar year end.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,760,861.

(ii)	Shared power to vote or to direct the vote: 21,544.

(iii)	Sole power to dispose or to direct the disposition of: 1,760,861.

(iv)	Shared power to dispose or to direct the disposition of: 21,544.

Stated as of December 31, 2012

(a) Amount Beneficially Owned: Of the 1,659,708 shares being reported pursuant to this Schedule 13G, as held on December 31, 2012: (i) 366,883 shares were held directly; (ii) 1,195,781 shares are held in the Vosotas Family Trust, over which the Reporting Person has sole voting power and sole dispositive power; (iii) 82,500 shares are subject to options exercisable within 60 days of the calendar year end; and (iv) 14,544 shares are held by the Reporting Person’s spouse, over which the Reporting Person had shared voting and dispositive power.

(b) Percent of Class: 13.6%, based on 12,078,549 outstanding shares reported on the most recently filed Form 10-Q for the quarter ending September 30, 2012 and 82,500 shares subject to options exercisable within 60 days of the calendar year end.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,645,164.

(ii)	Shared power to vote or to direct the vote: 14,544.

(iii)	Sole power to dispose or to direct the disposition of: 1,645,164.

(iv)	Shared power to dispose or to direct the disposition of: 14,544.

Stated as of December 31, 2013

(a) Amount Beneficially Owned: Of the 1,626,596 shares being reported pursuant to this Schedule 13G, as held on December 31, 2013: (i) 376,883 shares were held directly; (ii) 1,162,781 shares are held in the Vosotas Family Trust, over which the Reporting Person has sole voting power and sole dispositive power; (iii) 82,500 shares are subject to options exercisable within 60 days of the calendar year end; and (iv) 4,432 shares are held by the Reporting Person’s spouse, over which the Reporting Person had shared voting and dispositive power.

(b) Percent of Class: 13.2%, based on 12,203,769 outstanding shares reported on the most recently filed Form 10-Q for the quarter ending September 30, 2013 and 82,500 shares subject to options exercisable within 60 days of the calendar year end.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,622,164.

(ii)	Shared power to vote or to direct the vote: 4,432.

(iii)	Sole power to dispose or to direct the disposition of: 1,622,164.

(iv)	Shared power to dispose or to direct the disposition of: 4,432.

Stated as of December 4, 2014

(a) Amount Beneficially Owned: Of the 1,065,081 shares being reported pursuant to this Schedule 13G, as held on December 4, 2014: (i) 376,883 shares were held directly; (ii) 601,266 shares are held in the Vosotas Family Trust, over which the Reporting Person has sole voting power and sole dispositive power; (iii) 82,500 shares are subject to options exercisable within 60 days of the date of this report; and (iv) 4,432 shares are held by the Reporting Person’s spouse, over which the Reporting Person had shared voting and dispositive power.

(b) Percent of Class: 8.6%, based on 12,287,329 outstanding shares reported on the most recently filed Form 10-Q for the quarter ending September 30, 2014 and 82,500 shares subject to options exercisable within 60 days of the date of this report.

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(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,060,649.

(ii)	Shared power to vote or to direct the vote: 4,432.

(iii)	Sole power to dispose or to direct the disposition of: 1,060,649.

(iv)	Shared power to dispose or to direct the disposition of: 4,432.

Item 5.	Ownership of Five Percent or Less of a Class

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

CUSIP No. 65373J209	Page 9 of 9

Signature

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

December 4, 2014 Date

/s/ Peter L. Vosotas
Signature

Peter L. Vosotas Name/Title